Givaudan

RECEIVED
2005 JUN -8 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States


05008757

SUPPL

Vernier, 6 June 2005
RG/rmj6221
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses that Harris Associates holds 388,977 registered shares	3 June 2005	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

Enclosure mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N° 1263-2B-82-5087

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GIVAUDAN: HARRIS ASSOCIATES HOLDS 388,977 REGISTERED SHARES Page 1/1

The attached is an image reproduction of a press release issued by Givaudan SA and received via Email. The release was not confirmed by the sender.

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GIVAUDAN SA

Shareholding disclosure
In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, has been informed by Harris Associates L.P., an investment management company located at 2, North LaSalle Street, Chicago, Illinois 60602-3790, USA, that following the sale of 5'000 Givaudan SA's shares, Harris Associates L.P. held 388'977 Givaudan SA's registered shares, carrying potentially 4.99% of voting rights.